THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

February 5, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director Kathleen Krebs, Special Counsel Ajay Koduri, Staff Attorney Terry French, Accountant Branch Chief Charles Eastman, Staff Accountant

Re:	The Real Hip-Hop Network, Inc. Registration Statements on Form S-1 (Registration No. 333-190837) Request for Acceleration of the Effective Date.

The Real Hip Hop Network, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1 on August 27, 2013 with amendments filed thereto by the Company with the Security and Exchange Commission (Commission”) via EDGAR. The Company request’s the Commission to deem the Registration Statement effective by 4:00 P.M. Washington D.C. time on February 6, 2014 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The Real Hip Hop Network, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Atonn Muhammad THE REAL HIP-HOP NETWORK, INC. By: /s/ Atonn Muhammad Atonn Muhammad